

August 12, 2010

Mr. Steven J. Malcolm
Chief Executive Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

> **Re: The Williams Companies, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2010**
> **Current Report on Form 8-K**
> **Filed February 18, 2010**
> **File No. 001-04174**

Dear Mr. Malcolm:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

1. We note your disclosure that you "expect capital and investment expenditures to total between $2.05 billion and $2.775 billion in 2010." Please expand your disclosure to describe the general nature of these capital and investment expenditures.

Note 2. Discontinued Operations, page 97

2. We note your disclosures on pages 52 and 61 that you recognized a gain of $40 million on the sale of your Cameron Meadows NGL processing plant. Please tell us how you considered the guidance in FASB ASC 205-20-45-1 in determining that the operations of this plant should not be included within discontinued operations. In doing so, please tell us if you determined the plant represented a component of an entity.

Note 3. Investing Activities, page 99

3. We note that you account for your 51% interest in Laurel Mountain Midstream, LLC using the equity method of accounting due to significant participatory rights of your partner such that you do not control the investment. Please explain to us in more detail the participatory rights of the other member and how you determined that these rights overcome the presumption of consolidation by the majority shareholder. We note your disclosures indicating that you have operational control over the entity.

Note 11. Debt, Leases and Banking Arrangements, page 118

4. We note from your descriptions of your debt that some of your debt is at a subsidiary level and covenants under these credit agreements may include restrictions on making certain payments such as dividends. Please explain to us how you considered the guidance in Rule 4-08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5-04(c) of Regulation S-X.

Note 19. Subsequent Events, page 143

5. We note that as a result of your restructuring in the first quarter of 2010 you changed your reportable segments to Williams Partners, Exploration & Production and Other. We additionally note that Exploration & Production includes the previous Gas Marketing Services segment. Please explain to us in more detail why the Gas Marketing Segment is no longer a separate reportable segment. Please address:
   - Whether these are two operating segments that you are aggregating into one reportable segment and how they meet all criteria for aggregation.
   - How your CODM is effectively able to manage these two different businesses with only aggregated information.
   - The types of reports and information that your CODM reviews on a regular basis, the level of disaggregation and items included.

6. We note that your restructuring resulted in 24.5% of your Gulfstream equity method investment being included within your Williams Partners reportable segment and the remaining 25.5% being included within Other. Please tell us how you determined it was most appropriate to segregate the investment between two reportable segments as opposed to including the entire investment within a single reportable segment.

Exhibits

7. Please ensure that you file all schedules and exhibits to the exhibits to your Annual
Report on Form 10-K. See Item 601(b)(10) of Regulation S-K. As an example only, we
note that you have not provided the exhibits and schedules to Exhibit 10.24 to the Form
10-K (the Master Professional Services Agreement dated as of June 1, 2004). Please
review the agreements filed as exhibits to the Form 10-K, and re-file complete
agreements with your next periodic or current report.

Definitive Proxy Statement on Schedule 14A

General

8. Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

9. Please provide the disclosure required pursuant to Item 407(e)(3)(iii) of Regulation S-K
or tell us why you are not required to do so.

Corporate Governance and Board Matters, page 5

Corporate Governance, page 5

Transactions with Related Persons, page 7

10. We note your disclosure that proposed related party transactions involving a member of
the board of directors must be reviewed and approved by the full board and that,
otherwise, the audit committee reviews proposed transactions with related parties. We
also note that the "Audit Committee or its chairman, in good faith, may approve only
those related person transactions that are in, or not inconsistent with, Williams' best
interests and the best interests of [your] stockholders." Please revise your disclosure to
state whether this standard also applies to those cases in which the board of directors
evaluates related person transactions. Please also revise your disclosure to discuss the
factors that are considered by the board of directors or audit committee in determining
whether such transactions are in, or not inconsistent with, the best interests of the
company and your stockholders.

Form 8-K filed February 18, 2010

11. We note that you present the non-GAAP financial measure recurring income from
continuing operations which you calculate by removing certain "nonrecurring items"
from the GAAP measure income from continuing operations attributable to The Williams
Companies, Inc.   Considering certain of the "nonrecurring" items include charges that
have occurred in at least the last two years, such as the impairments of certain natural gas
properties, please clarify why you believe these items are nonrecurring. If you believe

your current presentation is appropriate, please explain your reasoning given that you had these types of charges in both 2008 and 2009 and considering the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please also consider the Compliance & Disclosure Interpretation question 102.03 related to Non-GAAP Financial Measures, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm as guidance on this topic. If you agree that certain items labeled as nonrecurring are actually recurring items, please revise your disclosures in future filings to ensure that those items are not labeled as nonrecurring.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director